

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2012

<u>Via E-mail</u>
Mr. Linster W. Fox
Chief Financial Officer
SHFL entertainment, Inc.
1106 Palms Airport Drive
Las Vegas, Nevada 89119

    RE: SHFL entertainment, Inc.
            Form 10-K for the Year Ended October 31, 2011
            Filed January 5, 2012
            Form 10-Q for the Period Ended July 31, 2012
            Filed September 10, 2012
            File No. 0-20820

Dear Mr. Fox:

    We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended October 31, 2011</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Management's Discussion and Analysis, page 25

Critical Accounting Policies and Estimates, page 28
Impairment of Long-lived Assets, page 30

2. We note your disclosures regarding impairment of long-lived assets. In the interest of providing readers with a better insight into management's judgments in accounting for long-lived assets, including property, plant and equipment, please disclose the following:
    *   How you group long-lived assets for impairment and your basis for that determination;
    *   How frequently you evaluate for the types of events and circumstances that may indicate impairment; and
    *   Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your long-lived assets.

3. If any material long-lived assets or asset groups have a carrying value less than their corresponding undiscounted cash flows and their carrying value is not substantially in excess of fair value, please disclose the nature of the assets and their carrying value and convey how close their carrying value is to fair value. Please also disclose key assumptions you made and describe any potential events and/or changes in circumstances that could reasonably be expected to negatively affect those key assumptions.

Financial Statements

General

4. Please provide the disclosures required by Rules 5-04 and 12-09 of Regulation S-X related to your allowance for doubtful receivables and your allowance for sales returns or tell us where you have disclosed it in your financial statements, including the related activity in each allowance between balance sheet dates. Please also disclose your accounting policy for sales returns.

Consolidated Statements of Operations, page 67

5. Please present product sales separately from service revenues. Please also similarly present cost of sales separately from cost of service revenues. Refer to paragraphs 1 and 2 of Rule 5-03 of Regulation S-X.

Inventories, page 73
Property and Equipment, page 73

6. Please disclose whether a portion of your depreciation and amortization is included in the cost of sales and service line item.

Note 14. Operating Segments, page 94

7. Please disclose the types of material assets not allocated to your reportable segments and included in Unallocated Corporate in the table on page 95.

Form 10-Q for the Period Ended July 31, 2012

Financial Statements

11. Commitments and Contingencies, page 17

Legal Proceedings, page 17

8. For your TableMAX and Macau Rapid Baccarat Patent Issue litigation, you indicate that the claims are entirely without merit and you intend to continue to vigorously defend these matters. It is unclear, from this disclosure, whether it is reasonably possible that losses may result, regardless of your intention to pursue the claims vigorously. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred for any of your matters, including the matters with TableMAX and Macau Rapid Baccarat, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. You may provide your disclosures on an aggregated basis. Please refer to ASC 450-20-50.

Management's Discussion and Analysis, page 20

Segment Operating Results, page 31

9. Please disclose with quantification the business reasons for changes between periods in the Unallocated Corporate operating income (loss) line item shown on page 16 of your segment footnote, which consists of amounts not included in any of your reportable segments. Similarly revise the MD&A in your upcoming Form 10-K to include this disclosure as well.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3769 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief